

Hazelnut Kitchen is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Hazelnut Kitchen

New American Restaurant

53 E. Main st
Trumansburg, NY 14886
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Hazelnut Kitchen is seeking investment to equipment repairs and replacement, rebranding, start up costs.
OUR STORY

The Hazelnut Kitchen is a forty-seven seat restaurant located in the quaint town of Trumansburg, a mere stones throw from both the Cayuga and Seneca lake wine trail in the Finger Lakes region in central New York.

The restaurant offers a small reasonably priced menu with seasonal fare prepared from the high quality local meats and produce and paired with wines, ciders and beers from the area.
The first chef/owner operated the Hazelnut Kitchen from 2007 to 2012, and the most recent owners are ending their residence this coming August. Although ownership has changed, Hazelnut Kitchen has remained a destination restaurant for dining enthusiasts and the local community by maintaining the same high quality service, product and sustainable ethos
I plan on continuing the same mission with slight changes, including expanding the menu to offer both less expensive items and more expensive items, allowing guests to have a snack or share a large meal with friends and family.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE REGION

Each year during the summer and early fall, millions of tourists head to the finger lakes for hiking and camping in the beautiful National forests and enjoying some of the region's best food and wines.

In the off season Trumansburg is a twenty minute drive from Ithaca, home to Cornell and Ithaca College, and a temporary home to almost 30,000 students.
Having grown up in Trumansburg and later attending Ithaca College, I developed a fondness and a deep appreciation for the farmers, artisans, winemakers that make up the blossoming community that is the finger lakes.
In 2018 the central New York tourism industry saw $32.8 billion and in 2021 the state parks saw a record amount of tourists.
OUR PLANS

My goal is to increase net sales based on 2019 by minimum 30% in the first year and a half. Here are some of the ways we'll meet those goals:

Brunch: I plan on replacing a slower Tuesday night, with a busier Sunday Brunch. Brunch items will be made from scratch with a focus on fresh baked goods and homemade breakfast meats.
Catering: With the picturesque lakes nearby, Central New York is a popular wedding destination. My goal for the first year and a half is to supplement sales by at least $20,000 with catering. Catering is not limited to weddings but can include business luncheons (in Ithaca), graduation parties, bachelorette parties etc.
Takeout: Currently, to go orders are taken manually. I'm implementing a point of sale system that will make ordering from your phone easy and accessible. I'm hoping this increases monthly takeout sales by minimum $2,000.
Investments: Investments would be used towards equipment replacement and repairs, starting food and beverage inventory, first months payroll, and advertising. Thank you for considering investing in Hazelnut Kitchen and the community of Trumansburg,NY.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Matt Hummel
Chef

Matt Hummel is a Trumansburg native whose early food memories include canning homemade tomato sauces and jams made from produce from his parents' garden. At least twice a month his parents would take him and sisters for breakfast at The Store at Treman's Village, which is presently the Hazelnut Kitchen.

Hummel originally had his sights set on the entertainment industry, majoring in Television and Radio at Ithaca College, using restaurant work as a means to pay the bills. He moved to Los Angeles after graduation, working odd jobs in Hollywood until he eventually found himself behind the stoves again.

   Becoming enamored with scratch cooking and seasonal cuisine Matt cooked in kitchens in San Francisco, Los Angeles, and Boston for Food and Wine Best New Chefs and James Beard award winners.

Twenty years and many kitchens later, Matt comes full circle and returns to Trumansburg with his wife and two children.   As the new chef and owner of the Hazelnut Kitchen, Chef Hummel is eager to work with local farms and purveyors and raise his family in the flourishing community of the Fingerlakes.

Breana Coons
General Manager / Beverage Director

Breana Coons, originally from Watkins Glen, is also an Ithaca College Alumni, where she majored in nutrition. It was at Hazelnut Kitchen where she saw a connection between sustainable farming and cooking and a healthy lifestyle.

She's been an integral part of the restaurant since 2012. Her strong relationships with the guests and wineries in combination with her breadth of knowledge of Fingerlakes wines make her an indispensable asset to the future of Hazelnut Kitchen.

This is a preview. It will become public when you start accepting investment.
PRESS
Eat Like an Insider

Where Boston chef Matt Hummel likes to eat on his days off

Ramen Tuesdays Start Tonight at Brassica Kitchen

Chef Matt Hummel makes hand cut noodles from Four Star Farms rye berries

Miso Funky

Tim Maslow's and Matt Hummel's food is occasionally exhilarating

The 25 Most Creative Seafood Dishes in Boston Right Now

From Buffalo blowfish tails to swordfish pastrami, 25 dishes that prove Boston is reinventing seafood all over again.

South American Sunday Supper - Boston Restaurant News and Events

Brassica Kitchen is going global on Sunday, March 18th, with a dinner inspired by South America

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds

Target Raise
Maximum Raise
First month payroll $20,000
Equipment $10,000
Branding $3,000
Repairs $3,000
Start up Liquor $5,000
Start up Food $14,000
Emergency $15,500
Mainvest Compensation $4,500
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $709,200 $780,120 $834,728 $876,464 $902,758
Cost of Goods Sold $212,760 $264,000 $282,479 $296,602 $305,499
Gross Profit $496,440 $516,120 $552,249 $579,862 $597,259

EXPENSES

Rent $30,000 $30,000 $30,000 $30,000 $30,000
Utilities $17,501 $17,938 $18,386 $18,845 $19,316
Labor Costs $208,424 $229,266 $245,314 $257,579 $265,306
Insurance $38,000 $29,725 $30,468 $31,229 $32,009
Repairs & Maintenance $4,949 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $5,000 $1,030 $1,030 $1,030 $1,200
Operating Profit $192,566 $197,911 $216,545 $230,411 $238,391

This information is provided by Hazelnut Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2022 Balance Sheet
Hazelnut Kitchen Business Plan.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends October 28th, 2022
Summary of Terms
Legal Business Name The Hungry Hummel LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 3%-4.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Historical milestones

Hazelnut Kitchen has been operating since 2007 in Trumansburg,NY and has since achieved the following milestones:

Achieved record revenue of 584,749 in 2019 with a net profit of 62,660.99

Year to date 2022 net profit is $43,520 not including sales of peak months July and June.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Hazelnut Kitchen forecasts the following milestones:

Revamping to go ordering with implementing online ordering.

Creating up to two additional services while replacing a slower night with a busier brunch service.

Booking offsite wedding and graduation events for Summer 2023. Offering a strong catering service.

Expand seating area to include patio in warmer months.

Achieve $768,000 revenue per year by 2024

Achieve $860,000profit per year by 2026

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Hazelnut Kitchen's fundraising. However, Hazelnut Kitchen may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hazelnut Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hazelnut Kitchen operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hazelnut Kitchen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hazelnut Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Hazelnut Kitchen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hazelnut Kitchen's management or vote on and/or influence any managerial decisions regarding Hazelnut Kitchen. Furthermore, if the founders or other key personnel of Hazelnut Kitchen were to leave Hazelnut Kitchen or become unable to work, Hazelnut Kitchen (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hazelnut Kitchen and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hazelnut Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hazelnut Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hazelnut Kitchen

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hazelnut Kitchen's financial performance or ability to continue to operate. In the event Hazelnut Kitchen ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hazelnut Kitchen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hazelnut Kitchen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hazelnut Kitchen is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hazelnut Kitchen will carry some insurance, Hazelnut Kitchen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hazelnut Kitchen could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hazelnut Kitchen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hazelnut Kitchen's management will coincide: you both want Hazelnut Kitchen to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hazelnut Kitchen to act conservative to make sure they are best equipped to repay the Note obligations, while Hazelnut Kitchen might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hazelnut Kitchen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hazelnut Kitchen or management), which is responsible for monitoring Hazelnut Kitchen's compliance with the law. Hazelnut Kitchen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hazelnut Kitchen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hazelnut Kitchen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hazelnut Kitchen, and the revenue of Hazelnut Kitchen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hazelnut Kitchen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Hazelnut Kitchen is a newly established entity and has no history for prospective investors to consider.

This information is provided by Hazelnut Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed

Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.